Exhibit 99.87

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Timmins Gold Corp.
Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1

2.	Date of Material Change

August 15, 2011.

3.	Press Release

The Press Release dated August 15, 2011 was disseminated via Marketwire.

4.	Summary of Material Change

Timmins Gold Corp. announced that it had filed a final short form prospectus with and obtained a receipt from the securities regulators in the provinces of British Columbia, Ontario and Nova Scotia.

5.	Full Description of Material Change

Vancouver, BC – Timmins Gold Corp. (TSX:TMM) (“Timmins Gold” or the “Corporation”) is pleased to announce that it has filed a final short form prospectus (the “Prospectus”) with, and has obtained a receipt from, the securities regulators in the provinces of British Columbia, Ontario and Nova Scotia in connection with an agency agreement dated July 21, 2011 entered into with M Partners Inc., National Bank Financial Inc., Paradigm Capital Inc. and Pacific Road Resources Fund A, Pacific Resources Fund B and Pacific Road Holdings NV (collectively, the “Pacific Road Entities”).

The Prospectus qualifies the distribution of common shares of the Corporation that were previously issued to the Pacific Road Entities upon the exchange of 25,205,090 special warrants (each, a “Special Warrant”) issued by Timmins Gold through a private placement that closed on July 21, 2011. Each Special Warrant entitles the holder thereof to receive upon exchange, and at no additional cost, one common share of the Corporation owned by the Pacific Road Entities.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

Bruce Bragagnolo, Chief Executive Officer
(604) 638-8980

9.	Date of Report

August 18, 2011.